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                              September 19, 2022

       Teck Chia
       Chief Executive Officer
       CBL International Ltd
       Suite 19-9-6, Level 9, UOA Centre
       No. 19 Jalan Pinang
       50450 Kuala Lumpur, Malaysia

                                                        Re: CBL International
Ltd
                                                            Amendment No. 1 to
Registration Statement on Form F-1
                                                            Filed September 7,
2022
                                                            File No. 333-267077

       Dear Mr. Chia:

              We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to our comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 6, 2022 letter.

       Amendment No. 1 to Form S-1 filed September 7, 2022

       Summary Consolidated Financial Data, page 14

   1. Please revise your summary financial data to include the financial data as of and for the six months ended June
30, 2022 and 2021.
 Teck Chia
FirstName LastNameTeck   Chia
CBL International Ltd
Comapany 19,
September NameCBL
              2022 International Ltd
September
Page 2    19, 2022 Page 2
FirstName LastName
       You may contact Patrick Kuhn at 202-551-3308 or Lyn Shenk at 202-551-3380 if you
have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg at 202-551-3342 or Mara Ransom at 202-551-3264 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Trade &
Services